EVALUATION REPORT NOR PROPERTY RICHARDSON MOUNTAINS DAWSON MINING DISTRICT YUKON, CANADA FOR INTERNATIONAL KRL RESOURCES CORP.

Peter T. George, P. Geo., Consulting Geologist Geoex Limited Hamilton, Ontario, Canada December 8, 2005

Peter T. George, P.Geo., Consulting Geologist

TABLE OF CONTENTS
Page
SUMMARY	i
1.0 INTRODUCTION	1-1
1.1 General	1-1
1.2 Terms of Reference	1-1
1.3 Sources of Information	1-1
1.4 Site Visit	1-2
1.5 Units of Measurement and Currency	1-2
1.6 Reliance on Other Experts	1-2
2.0 PROPERTY DESCRIPTION AND LOCATION	2-1
2.1 Property Description	2-1
2.2 Property Location	2-1
2.3 Property Obligations	2-1
3.0 ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY	3-1
3.1 Access	3-1
3.2 Climate and Physiography	3-1
3.3 Local Resources and Infrastructure	3-1
4.0 PROJECT HISTORY	4-1
4.1 Period pre 2004	4-1
4.2 Period 2004 to Present	4-1
5.0 GEOLOGICAL SETTING	5-1
5.1 Regional Geological Setting	5-1
5.2 Property Geology	5-1
5.3 Deposit Types	5-2
5.3.1 Exploration Targets	5-2
5.3.2 Deposit Models	5-2
5.4 Mineralization on Property	5-3
6.0 EXPLORATION	6-1
6.1 Historical Exploration on the Project	6-1
6.1.1 Summer 1978 Exploration Program	6-1
6.1.2 Summer 1979 Exploration Program	6-1
6.1.3 Summer 1980 Exploration Program	6-2
6.1.4 Summer 1993 Exploration Program	6-2
6.1.5 Significant Results of Historic Exploration Programs	6-2
6.2 Current Exploration (2005) on the Project	6-2
6.2.1 Geological Surveys	6-2
6.2.2 Geophysical Surveys	6-3
6.2.2.1 Aeromagnetic Survey	6-3
6.2.2.2 Induced Polarization Survey	6-3
6.2.2.3 Gravity Survey	6-3
6.2.3 Geochemical Surveys	6-3
6.2.3.1 Sampling Methods and Approach	6-3
6.2.3.2 Sample Preparation, Analysis, and Security	6-3
6.2.3.3 Data Verification, Quality Control and Quality Assurance	6-4
6.2.3.4 Discussion of Geochemical Results	6-4
6.2.4 Other Work	6-4
6.2.5 Drilling	6-4
7.0 MINERAL PROCESSING AND METALLURGICAL TESTING	7-1
8.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	8-1
9.0 OTHER RELEVANT INFORMATION	9-1
10.0 INTERPRETATION AND CONCLUSIONS	10-1
11.0 RECOMMENDATIONS	11-1
12.0 REFERENCES	12-1
13.0 CERTIFICATE	13-1

NOR Property Evaluation, December 2005
Page - i

Peter T. George, P.Geo., Consulting Geologist

FIGURES
Figure 2-1	Location Map	2-2
Figure 2-2	Yukon Claim Map 106L3	2-3
Figure 2-3	Yukon Claim Map 106L6	2-4
Figure 5-1	NOR Property, Regional Geology	5-5
Figure 5-2	NOR Property Geology	5-6
Figure 5-3	Olympic Dam Summary Plan and Vertical Cross Section	5-7
Figure 6-1	Aeromagnetic Data, Total Field	6-6
Figure 6-2	Location of Induced Polarization Lines and Gravity Stations	6-7
Figure 6-3	Induced Polarization Survey - Chargeability	6-7
Figure 6-4	Induced Polarization Survey - Resistivity	6-8
Figure 6-5	Gravity Survey, Bouger Anomaly, First Vertical Derivative	6-9
Figure 6-6	Soil Geochemical Survey – Sample Sites	6-10
Figure 6-7	Soil Geochemical Survey - Copper	6-11
Figure 6-8	Soil Geochemical Survey – Uranium	6-12
Figure 6-9	Soil Geochemical Survey - Gold	6-13
Figure 6-10	Soil Geochemical Survey - Lanthanum	6-14
Figure 10-1	Geological Interpretation of Aeromagnetic Data	10-3
Figure 10-2	Exploration Targets and Proposed Drill Section	10-4

TABLES
Table 2.1	Mining Property Listing	Following Figure 2-3
Table 5.1	Table of Formations	5-8

NOR Property Evaluation, December 2005
Page - ii

Peter T. George, P.Geo., Consulting Geologist

SUMMARY

International KRL Resources Corp. (the Company”) holds a 100% interest in the NOR Property (“NOR”). NOR was acquired by the Company in November 2004 from Shawn Ryan, a prospector based in Dawson City, Yukon.

The NOR Property is comprised of 210 contiguous mining claims covering approximately 42.8 square kilometres. The property is located in the northern part of the Yukon Territory, Canada, approximately 330 km (205 miles) north-northeast of Dawson City and approximately 56 km (35 miles) east of Eagle Plains, which is located on the Dempster Highway (Yukon Hwy #5). The centre of the property is located at UTM grid co-ordinates Zone 8, 484 000E, 7 346 000N, Datum NAD83.

The geological setting at the NOR Property (“NOR”) has striking similarities to the Gawlor Craton of South Australia and to the world-class Olympic Dam copper-uranium-gold-rare earths deposit located therein.

The 2005 exploration program has successfully expanded the scope of the target by the strong aeromagnetic indications that the NOR heterolithic hematite-rich diatreme breccia (“NOR HDBX”) continues to the south from the surface exposures on the north end of NOR ridge for a total strike distance of approximately 8 km. The size of the NOR HDBX target is similar to the size of the Olympic Dam deposit.

The summer 2005 soil geochemical program has established that there is anomalous copper, uranium, gold and lanthanum (rare earth) in the system and these elements typify Olympic Dam-type mineralization.

The most significant anomalous copper values are at the north end of the sample grid where the NOR HDBX outcrops on surface. An approximately 1 kilometre square anomaly centred at UTM 483 250E, 7 348 750N correlates with an area where lithogeochemical grab samples averaged 0.6% copper from NOR HDBX. There is a general coincidence of anomalous copper and gold geochemical values in this part of the property as well as flanking uranium and lanthanum anomalies.

In the north central sector there is a large gold geochemical anomaly centred at UTM 483 250E, 7 347 250N that correlates with the north end of the uranium-lanthanum anomalous area that underlies the south part of the property. In the central to south sector of the property there are significant anomalous uranium values with coincident rare earth (lanthanum) anomalies centred at UTM 485 750E, 7 345 250N and UTM 485 750E, 7 343 000N.

The author concludes that the NOR Property warrants an initial 15,000 metre drilling program to test the potential for a large Olympic Dam-type ore body at depths of up to 1500 metres below surface along the 8km trend of the NOR ridge.

The estimated budget for the proposed 2006 exploration program is $ 3.3 million.

The author concludes that the initial program should be comprised of 8 parallel drill sections at right angles (Bearing 065 degrees True) to the trend of the NOR ridge along its 8km strike length. Each drill section will be comprised of 4 to 6 holes for a total of 1,800 to 2,100 metres per section.

The objective of the drilling will be to determine the extent of the NOR HDBX along an 8km strike length and to evaluate mineralization that may be associated with soil geochemical anomalies. The author further concludes that the recommended program is sufficient to provide an initial evaluation of the potential of the NOR property to host an Olympic Dam-type deposit. A major follow-up drilling program will be required if encouraging results are obtained during the proposed 2006 drill program The first drill section should be drilled at the north end of NOR ridge (centred at UTM 483 250E, 7 348 750N) where a 1 kilometre square copper geochemical anomaly is underlain by NOR HDBX that outcrops on surface. The second drill section should be drilled in the central part of the NOR ridge (centred at UTM 483 250E, 7 347 250N) where the NOR HDBX is geophysically inferred to occur beneath a thin cover of Proterozoic metasedimentary rocks with a coincident significant gold geochemical anomaly that occurs near the north end of and coincident with an area of uranium-lanthanum geochemical anomalies that occurs in the central to south part of the property. The third and fourth drill sections should be drilled in the south sector of the NOR ridge (centred at UTM 485 000E, 7 345 250N and UTM 485 750E, 7 343 000N respectively) to evaluate uranium soil geochemical anomalies with coincident rare earth geochemical anomalies.

The initial four sections will provide information relating to geological and mineralogical variations in the NOR HDBX along a strike length of 6 km as well as providing the basis for laying out the locations of the remaining four drill sections proposed for the balance of the 2006 drill program.

NOR Property Evaluation, December 2005
Page - iii

Peter T. George, P.Geo., Consulting Geologist

The author concludes that the proposed drilling program can be completed by October 2006, provided that (1) a D6 bulldozer is mobilized to the site in March 2006 along with a load of fuel and lumber for camp setup, and (2) camp and drilling equipment (2 drills) ARE mobilized by helicopter from Eagle Plains to the NOR property and the camp is ready of operation by the first of June.

Given the nature of the terrain on the NOR property, with the NOR HDBX exposed on surface along the NOR ridge at elevations of 800 to 1000 metres above sea level and with the adjacent valley bottom at 550 to 600m above sea level, open pit mining could be easily undertaken and large scale underground mining with ramp access could probably be economic to depths of 600 to 1000 metres below the valley bottom.

Therefore it is concluded that as an understanding of the subsurface geology and mineralization is obtained by drilling, it should always be remembered that this property could be mined economically on a large scale at significant depths below surface and drill holes collared along the top of the ridge would have to be 1400 to 1500 metres long before they would be getting into the range where Olympic Dam-type grades would become uneconomic.

The author concludes that given the potential for periods of oxidation of sulphide mineralization (chalcopyrite, pyrite, etc) over a long period of geological time (1500Ma), but particularly in the last 10’s of million years, it is possible that all near surface sulphides have been oxidized and leached out to form an enrichment blanket at some depth below surface as is a common feature of porphyry copper deposits in the Cordillera of North and South America.

Olympic Dam was discovered by WMC Resources (“WMC”) in 1975 and underground production commenced in 1985 with a current annual production rate of 220,000 tonnes of copper, 4,400 tonnes of U3O8, and 80,000 ounces of gold from 9 million tonnes of ore that has an average head grade of 2.7% copper, 0.74 kg/t U3O8, and 0.55 g/t gold. WMC has stated that Olympic Dam has estimated resources in excess of 4 billion tonnes with current reserves of approximately 650 million tonnes grading 1.5% copper, 0.5 kg/t U3O8, 0.5 g/t gold and 2.4 g/t silver. In April 2005 WMC announced plans to initiate a mine expansion plan that would provide for development of a 1000-metre deep open pit operation that will by 2010 will reach design capacity of 35 million tonnes of ore per year plus continued operation of the underground mine at a rate of 5 million tonnes per year. Metal production by 2010 is forecast to be

500,000 tonnes of copper, 13,000 to 15,000 tonnes of U3O8, and 500,000 ounces of gold per year. Capital cost of the expansion program is estimated at Australian$ 5 billion. It is anticipated that the expanded operation will have at least a 70-year mine-life with potential for expansion and increased mine life. In August 2005 BHP-Billiton announced that it had acquired 100% interest in WMC.

The Olympic Dam mineralized zone is a heterolithic hematite-rich diatreme breccia that intruded into an older Proterozoic granite batholith. The deposit occurs beneath 200 metres of younger sedimentary rocks. The copper-uranium-gold mineralization at Olympic Dam is hosted in a hematite (iron oxide) rich diatreme breccia that intruded into early Proterozoic age granitic, sedimentary and volcanic rocks that are greater than 1800 million years (“Ma”) to 1700 Ma old. The age of the iron-rich diatreme intrusive event is estimated to be in the 1600 Ma to 1580 Ma range based on the age of post-mineralization felsic and mafic dykes that cross-cut the diatreme breccia. The Olympic Dam area is transacted by major fault systems that would have provided pathways for deep crustal fluids related to the diatreme breccias. The faults formed during Proterozoic time and remained active throughout Paleozoic time.

At the NOR Property, uranium-bearing angular boulders (values up to 4%U which is equivalent to 5.1%U 3O8) were discovered by prospectors in 1976-77 in the vicinity of Nor Ridge and the property was acquired by Getty Minerals Limited (a subsidiary of Getty Oil Company of California. Exploration programs carried out in the summer seasons of 1978,79 and 80 by Cordilleran Engineering of Vancouver under the supervision of Mike Sanguinetti, P.Eng., determined that the property was underlain by Proterozoic metasedimentary rocks intruded by a heterolithic hematite-rich diatreme breccia of uncertain origin. Various radiometric and soil geochemical surveys plus geological mapping were undertaken and resulted in the discovery of additional boulders of uranium bearing material that were traced to the source and trenched. Fracture fillings containing brannerite ((UCeCa)(FeTi)O6) and monazite ((CeLaYTh)PO4 occurred in feldspathized brecciated metasedimentary rocks along the diatreme contact. Getty dropped the property, concluding that the uranium mineralization was too pod-like and discontinuous to be of economic interest.

The Getty exploration program was carried out during the same period when Western Mining Corporation (“WMC”) was initiating a regional exploration program in the Gawlor Craton of South Australia. The WMC project resulted in the discovery of the Olympic Dam polymetallic copper-uranium-gold deposit. First publications regarding the geology of the Olympic Dam deposit became public in 1983 when it was described as a stratabound, sediment hosted deposit. It is now described as a heterolithic hematite-bearing diatreme (WMC corporate website), exactly the description given by Sanguinetti (1978) to the NOR breccias.

NOR Property Evaluation, December 2005
Page - iv

Peter T. George, P.Geo., Consulting Geologist

The NOR property is underlain by early Proterozoic rocks of the Wernecke Supergroup that have been intruded by a heterolithic, hematite-rich diatreme breccia. Thorkelson et al (2001) completed studies that dated the Wernecke Supergroup sedimentary rocks at >1800Ma to 1700Ma and the Wernecke Breccias to +/- 1595Ma. Thorkelson et al (op cit) also noted that the ages are similar to the age of host rocks and hematite breccias at Olympic Dam, South Australia and that during the early Proterozoic the North American and Australian Precambrian cratons were probably joined in a manner that would make the two areas part of the same Precambrian craton.

The NOR property is located on the east side of the Richardson Mountains in an area that is transacted by the Richardson Fault array. These faults are part of a major rift system that became active during Proterozoic time and has remained active since that time during the development of the western Cordillera.

The exposure of Proterozoic rocks is a faulted-bounded outlier that is surrounded by Paleozoic sedimentary rocks that dip gently away to the east and west from the NOR Property.

In June of 2005 International KRL Resources Corp. (“IRK”) completed a detailed helicopter-borne magnetometer survey of the NOR area. The survey results provided a direct correlation of a large magnetic anomaly with the outline of the outcropping NOR HDBX identified by the Getty exploration program. The magnetic anomaly continues along strike to the south on the NOR and is inferred to be caused by similar hematite breccia diatremes beneath a shallow cap of Proterozoic metasedimentary rocks. The total surface area of the geologically mapped and geophysically inferred hematite breccia diatremes is approximately 4.6 sq. km. along a strike length of 8 km. This is comparable to the dimensions of the Olympic Dam deposit.

The NOR property is considered by the author to be a geological look-alike to the huge (resource of 4 billion tonnes) Olympic Dam copper-gold-uranium deposit setting of South Australia.

While there have been other occurrences in the world that have been described as being similar to Olympic Dam, none to date has all of the geological characteristics of Olympic Dam and Olympic Dam is orders of magnitude larger than any of the deposits that to date have been considered to share similarities.

NOR Property displays all of the primary characteristics of Olympic Dam:

  The heterolithic, hematite breccia diatreme is of the same age and intrudes Proterozoic rocks of the same age as those at Olympic Dam.
  The NOR and Olympic Dam geological settings were probably part of the same Precambrian craton at the time of formation of the mineralization.
  NOR occurs at the intersection of two major, deep crustal sutures as does Olympic Dam.
  Aeromagnetic data at NOR indicates the presence of a deep-seated intrusive body centred beneath the NOR diatreme. The same is inferred to be present beneath Olympic Dam.
  The aeromagnetically inferred dimensions of the NOR HDBX (8km long with an area of 4.6 sq. km) are similar to the dimensions of the Olympic Dam ore body.
  Soil geochemical data indicates the presence of anomalous copper, uranium, gold and lanthanum (rare earth), which is typical of Olympic Dam-type mineralization.
NOR Property Evaluation, December 2005
Page - v

Peter T. George, P.Geo., Consulting Geologist

1.0	INTRODUCTION
1.1	GENERAL

International KRL Resources Corp. (the Company”), Suite 570, 789 Pender St. W, Vancouver, British Columbia holds a 100% interest in the NOR Property (“NOR”). NOR was acquired by the Company in November 2004 from Shawn Ryan a prospector based in Dawson City, Yukon.

The geological setting at the NOR Property (“NOR”) has striking similarities to the Gawlor Craton of South Australia where the world-class Olympic Dam copper-uranium-gold-rare earths deposit is located.

1.2 TERMS OF REFERENCE

The author, Peter T. George, P. Geo., has been retained by the Company to prepare an evaluation report (“the Report”) on the NOR including recommendations for an ongoing exploration program for the project.

The Report has been prepared to meet the standards of Canadian National Instrument 43-101 (“NI 43-101”) and NI 43-101 Form 43-101F1.

It is the author’s understanding that the Company will use the Report in support of financings required to fund the proposed exploration program and that the Report may be provided to regulatory bodies and financial advisors and quoted in press releases relating to the aforementioned. Pursuant to the NI 43-101 regulations it is the responsibility of the Company’s qualified persons to ensure that statements made by the Company do not misquote or quote out of context statements contained in the Report.

The author is an independent consulting geologist who provides a wide range of geological consulting services to the international mining industry, including geological, evaluation and valuation reports on mineral properties. The author has over 40 years of experience in the international mining industry.

The Company has accepted that the qualifications, expertise, experience, competence and professional reputation of the author are appropriate and relevant for the preparation of this Report and that the author is a member of a professional body appropriate and relevant for the preparation of the Report.

Neither the author (nor family members or associates) have a business relationship, or expect to have one, with the Company which is likely to materially influence the impartiality or create the perception that the credibility of the Report could be compromised or biased in any way. The views expressed herein are genuinely held and deemed independent of the Company. Moreover, neither the author (nor family members or associates) have any financial interest in the outcome of any transaction involving the property considered in the Report, other than the payment of normal professional fees for the work undertaken in the preparation of the Report (which are based on hourly charge-out rates and reimbursement of expenses). The payment of such fees is not dependent upon the content or conclusions of either this Report or any consequences of any proposed transaction.

The Company has reviewed draft copies of the Report for factual errors. Any changes made as a result of these reviews did not involve any alterations to the conclusions made. Hence, the author’s statements and opinions expressed in this document are given in good faith and in the belief that such statement and opinions are not false and misleading at the date of this Report.

The author’s opinion is provided solely for the purposes outlined above in this section of the Report. Neither the whole nor any part of the Report, nor any references thereto, may be included in or with, or attached to, any document, circular, resolution, letter or statement to be published or distributed externally to the Company or its associates for purposes other than those outlined in Section 1.2, without the prior written consent of the author as to the form and context in which it is so published or distributed. Such consent will not be unreasonably withheld or delayed, however, the decision whether or not to charge a fee for such consent will be at the author’s sole discretion.

1.3 SOURCES OF INFORMATION

In the preparation of the Report, the author reviewed geological, geophysical and geochemical maps and reports, miscellaneous technical papers, Company letters, memoranda and summaries, and other public and private information as listed in the “Sources of Information” section of the Report. The author assumed that all of the information reviewed and listed in the “Sources of Information” is accurate and complete in all material aspects. While the author carefully reviewed all of this information, the author has not conducted an independent investigation to verify the accuracy and completeness reliance has accepted the qualifications of the qualified persons that prepared or compiled the original

NOR Property Evaluation, December 2005
Page 1 - 1

Peter T. George, P.Geo., Consulting Geologist

data. The author has reviewed the land ownership in a preliminary fashion, and has not independently verified the legal status or ownership of the NOR property or the underlying agreements and is relying on the Company for the validity of this information.

The Company has warranted that a full disclosure of all relevant information in its possession or control has been made to the author. The Company has agreed that neither it nor its associates will make any claim against the author to recover any loss or damage suffered as a result of the author’s reliance upon the Company. The Company has also indemnified the author against any claim arising out of the assignment to prepare the Report, except where the claim arises as a result of any proved wilful misconduct or negligence on the part of the author. This indemnity is also applied to any consequential extension of work through queries, questions, public hearings or additional work required arising out of the engagement of the author.

1.4 SITE VISIT

The author visited the NOR site for two days during the period July 8 to 10, 2005 and in addition carried out 3 days of data review and discussions with management of the Company in the offices of the Company during the periods June 20 to 23 and August 3 to 4, 2005. The author had the benefit of being accompanied on the site visit by Mr. Mike Sanguinetti, P. Eng., who during the late 1970’s was responsible for exploration on the property then held by Getty Mines Limited (a subsidiary of Getty Oil Company).

1.5 UNITS OF MEASURE AND CURRENCY

All units of measurement used in the Report are metric unless otherwise stated. The Canadian dollar is used throughout the Report unless otherwise stated. At the time of the writing of this report the exchange rate for conversion of US dollars to Canadian dollars was US $0.84 to CDN $1.00 respectively.

1.6 RELIANCE ON OTHER EXPERTS

To the best of the author’s knowledge, all of the technical data reviewed in the preparation of the Report has been prepared by, or undertaken by persons supervised by a qualified person.

NOR Property Evaluation, December 2005
Page 1 - 2

Peter T. George, P.Geo., Consulting Geologist

2.0	PROPERTY DESCRIPTION AND LOCATION

2.1	PROPERTY DESCRIPTION

The NOR Property is comprised of 210 contiguous mining claims covering approximately 42.8 square kilometres. The claims were staked in 2004 by Dawson City prospector Shawn Ryan and were acquired by the Company in November 2004.

Figure 2-1 shows the location of the property in the Yukon. Figure 2-2 (Yukon Claim Map 106L3) and Figure 2-3 (Yukon Claim Map 106L6) show detailed claim locations and the local topography. Table 2-1 (following Figure 2-3) lists the current claim holdings according to the Yukon Mining Recorders on-line service as of September 9, 2005. Note that the topographic elevation contours are in metres with a contour interval of 10 metres (this note is appended for clarity as the 1:50,000 topographic maps for the Yukon are metric but some older maps still have the contours shown in feet).

UTM co-ordinates for claim boundaries were established using Global Positioning Systems equipment. The centre of the property is located at UTM grid co-ordinates Zone 8, 484 000E, 7 346 000N, Datum NAD83.

There is no infrastructure on the property other than the remains of the old Getty Minerals Limited exploration camp that dates back to the late 1970’s. The Company established a temporary field camp on the property for the summer of 2005. If the proposed exploration program is initiated a new camp will be established in 2006.

There are no environmental liabilities on the property.

No mineral resources have been established on the property.

2.2 PROPERTY LOCATION

The property is located in the northern part of the Yukon Territory, Canada, approximately 330 km (205 miles) north-northeast of Dawson City and approximately 56 km (35 miles) east of Eagle Plains, which is located on the Dempster Highway (Yukon Hwy #5). The Dempster Highway is a 680 km, all-weather, high quality, unpaved road that joins Dawson City and the town of Inuvik, located in the Northwest Territories on the Mackenzie River delta, south of the Artic Ocean.

2.3 PROPERTY, OTHER OBLIGATIONS

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash considerations to be made:
[i]	$7,500 to be paid with 5 days of agreement (paid);

[ii]	a further $20,000 to be paid on June 30, 2005 (paid);

[iii]	a further $30,000 to be paid on December 1, 2005;

[iv]	a further $40,000 to be paid on December 1, 2006;

[v]	a further $50,000 to be paid December 1, 2007; and

[vi]	a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share considerations to be made:

[i] 200,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued in December, 2004);

[ii]	a further 200,000 shares to be issued on December 1, 2005;

[iii]	a further 200,000 shares to be issued on December 1, 2006;

[iv]	a further 200,000 shares to be issued on December 1, 2007; and

[v]	a further 200,000 shares to be issued on December 1, 2008.

NOR Property Evaluation, December 2005
Page 2 - 1

Peter T. George, P.Geo., Consulting Geologist

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Annual assessment work requirements to maintain the mining claims in good standing with the Yukon government are $100 per claim per year for a total of $21,000 per year. The costs of the 2005 summer exploration program will be sufficient to cover assessment work requirements for over 10 years.

NOR Property Evaluation, December 2005
Page 2 - 2

Yukon Territory
Mining Districts
NOR PROPERTY
DAWSON MINING DISTRICT
MAYO MINING DISTRICT
WHITEHORSE MINING DISTRICT
WATSON LAKE MINING DISTRICT
SCALE
0
100
200
300 Km

FIGURE 2-1 NOR PROPERTY, LOCATION MAP

Page 2 - 3

106L/03
106L/03
R I C H A R D S O N
M O U N T A I N S
RIVER
G U K A N   H I L L
G U K A N
H I L L
106L/03
MINING CLAIMS

International KRL Resources Corp.

NOR PROPERTY

CLAIM MAP 106L3

Figure 2 - 2

Scale

0 5 10 km

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 2 - 4

106L/06
106L/06
TRAIL
RIVER
RICHARDSON
MOUNTAINS
LUSK LAKE
VADZAIH
CREEK
106L/06
MINING CLAIMS

International KRL Resources Corp.

NOR PROPERTY

CLAIM MAP 106L6

Figure 2 - 3

Scale

0 5 10 km

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 2 - 5

TABLE 2 - 1

MINING CLAIMS AS OF SEPTEMBER 27, 2005 FROM YUKON MINING RECORDERS WEBSITE

District Grant		Claim	Claim	Claim Owner	Recording ExpiryDate Status NTS Map
	Number Name Number				Date	Date		Number

Dawson	YC30931	Nor	1	International KRL Resources - 100%	21/05/2004	28/10/2007	Active	106L06
Dawson	YC30932	Nor	2	International KRL Resources - 100%	21/05/2004	28/10/2007	Active	106L06
Dawson	YC30933	Nor	3	International KRL Resources - 100%	21/05/2004	28/10/2007	Active	106L06
Dawson	YC30934	Nor	4	International KRL Resources - 100%	21/05/2004	28/10/2007	Active	106L06
Dawson	YC30935	Nor	5	International KRL Resources - 100%	21/05/2004	28/10/2007	Active	106L06
Dawson	YC30936	Nor	6	International KRL Resources - 100%	21/05/2004	28/10/2007	Active	106L06
Dawson	YC30937	Nor	7	International KRL Resources - 100%	21/05/2004	28/10/2007	Active	106L06
Dawson	YC30938	Nor	8	International KRL Resources - 100%	21/05/2004	28/10/2007	Active	106L06
Dawson	YC35353	Nor	9	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35369	Nor	25	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35368	Nor	24	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35367	Nor	23	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35366	Nor	22	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35365	Nor	21	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35364	Nor	20	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35363	Nor	19	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35362	Nor	18	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35361	Nor	17	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35386	Nor	42	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35385	Nor	41	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35384	Nor	40	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35383	Nor	39	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35382	Nor	38	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35381	Nor	37	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35380	Nor	36	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35379	Nor	35	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35378	Nor	34	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35377	Nor	33	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35376	Nor	32	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35375	Nor	31	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35374	Nor	30	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35373	Nor	29	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35372	Nor	28	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35371	Nor	27	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35370	Nor	26	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35395	Nor	51	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35394	Nor	50	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35393	Nor	49	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35392	Nor	48	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35391	Nor	47	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35390	Nor	46	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35389	Nor	45	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35388	Nor	44	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35387	Nor	43	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35396	Nor	52	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35356	Nor	12	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35357	Nor	13	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35358	Nor	14	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35360	Nor	16	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35359	Nor	15	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06

District Grant		Claim	Claim	Claim Owner	Recording ExpiryDate Status NTS Map
	Number Name Number				Date	Date		Number

Dawson	YC35355	Nor	11	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35354	Nor	10	International KRL Resources - 100%	28/10/2004	28/10/2005	Active	106L06
Dawson	YC35410	Nor	79	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35413	Nor	82	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35414	Nor	83	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35416	Nor	85	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35418	Nor	87	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35420	Nor	89	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35422	Nor	91	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35424	Nor	93	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35458	Nor	131	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35457	Nor	130	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35456	Nor	129	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35455	Nor	128	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35454	Nor	127	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35453	Nor	126	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35452	Nor	125	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35451	Nor	124	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35450	Nor	123	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35539	Nor	212	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35538	Nor	211	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35537	Nor	210	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35536	Nor	209	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35535	Nor	208	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35534	Nor	207	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35533	Nor	206	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35532	Nor	205	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35531	Nor	204	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35530	Nor	203	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35529	Nor	202	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35528	Nor	201	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35527	Nor	200	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35526	Nor	199	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35525	Nor	198	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35524	Nor	197	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35523	Nor	196	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35522	Nor	195	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35521	Nor	194	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35520	Nor	193	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35519	Nor	192	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35518	Nor	191	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35517	Nor	190	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35516	Nor	189	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35515	Nor	188	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35514	Nor	187	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35513	Nor	186	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35512	Nor	185	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35511	Nor	184	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35510	Nor	183	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35509	Nor	182	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35508	Nor	181	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35507	Nor	180	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35506	Nor	179	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35505	Nor	178	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35504	Nor	177	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03

District Grant		Claim	Claim	Claim Owner	Recording ExpiryDate Status NTS Map
	Number Name Number				Date	Date		Number

Dawson	YC35503	Nor	176	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35502	Nor	175	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35501	Nor	174	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35500	Nor	173	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35499	Nor	172	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35498	Nor	171	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35497	Nor	170	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35496	Nor	169	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35495	Nor	168	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35494	Nor	167	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35493	Nor	166	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35492	Nor	165	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35491	Nor	164	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35490	Nor	163	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35489	Nor	162	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35488	Nor	161	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35487	Nor	160	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35486	Nor	159	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35485	Nor	158	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35484	Nor	157	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35483	Nor	156	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35482	Nor	155	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35481	Nor	154	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35480	Nor	153	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35479	Nor	152	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35478	Nor	151	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35477	Nor	150	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35476	Nor	149	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35475	Nor	148	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35474	Nor	147	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35473	Nor	146	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35472	Nor	145	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35471	Nor	144	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35470	Nor	143	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35469	Nor	142	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35468	Nor	141	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35467	Nor	140	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35563	Nor	248	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35562	Nor	247	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35561	Nor	246	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35560	Nor	245	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35559	Nor	244	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35558	Nor	243	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35557	Nor	242	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35556	Nor	241	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35555	Nor	240	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35554	Nor	239	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35553	Nor	238	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35552	Nor	237	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35551	Nor	224	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35550	Nor	223	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35549	Nor	222	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35548	Nor	221	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35547	Nor	220	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35546	Nor	219	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03

District Grant		Claim	Claim	Claim Owner	Recording ExpiryDate Status NTS Map
	Number Name Number				Date	Date		Number

Dawson	YC35545	Nor	218	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35544	Nor	217	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35543	Nor	216	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35542	Nor	215	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35541	Nor	214	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35540	Nor	213	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35466	Nor	139	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35465	Nor	138	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35464	Nor	137	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35463	Nor	136	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35462	Nor	135	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35461	Nor	134	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35460	Nor	133	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35459	Nor	132	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35449	Nor	122	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35448	Nor	121	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35447	Nor	120	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35446	Nor	119	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35445	Nor	118	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35444	Nor	117	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35443	Nor	116	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35433	Nor	106	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35432	Nor	105	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35431	Nor	100	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35430	Nor	99	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35429	Nor	98	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35428	Nor	97	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35427	Nor	96	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35426	Nor	95	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35425	Nor	94	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35442	Nor	115	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35441	Nor	114	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35440	Nor	113	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35439	Nor	112	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35438	Nor	111	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35437	Nor	110	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35436	Nor	109	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35435	Nor	108	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35434	Nor	107	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35423	Nor	92	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35421	Nor	90	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35419	Nor	88	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35417	Nor	86	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35415	Nor	84	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35411	Nor	80	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC35412	Nor	81	International KRL Resources - 100%	10/11/2004	10/11/2005	Active	106L03
Dawson	YC36354	Nor	249	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36355	Nor	250	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36356	Nor	251	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36357	Nor	252	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36358	Nor	253	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36359	Nor	254	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36360	Nor	255	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36361	Nor	256	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36362	Nor	257	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03

District Grant		Claim	Claim	Claim Owner	Recording ExpiryDate Status NTS Map
	Number Name Number				Date	Date		Number

Dawson	YC36363	Nor	258	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36364	Nor	259	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36365	Nor	260	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36366	Nor	261	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36367	Nor	262	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36368	Nor	263	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36369	Nor	264	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36370	Nor	265	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36371	Nor	266	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36372	Nor	267	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36373	Nor	268	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36374	Nor	269	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36375	Nor	270	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36376	Nor	271	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36377	Nor	272	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36378	Nor	273	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36379	Nor	274	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36380	Nor	275	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36381	Nor	276	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36382	Nor	277	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03
Dawson	YC36383	Nor	278	International KRL Resources - 100%	12/09/2005	12/09/2006	Pending	106L03

Peter T. George, P.Geo., Consulting Geologist

3.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY

3.1	ACCESSIBILITY

The Dempster Highway is located approximately 55km west of the property. The Dempster Highway connects south to Whitehorse and the rest of Canada. Major supplies can be trucked to Eagle Plains. Currently only winter tractor roads provide land-access from the Dempster Highway to the property.

Major airlines fly to Whitehorse where local airlines provide daily service to Dawson City. Charter airlines provide access to the Eagle Plains gravel airstrip. Float and ski-equipped aircraft can land at Lusk Lake approximately 8 km northeast of NOR. Helicopters from Eagle Plains currently provide the easiest access to the site.

The summer mineral exploration season runs from May to October. Drilling programs can be operated year-round with proper camp facilities and support. Operational requirements would be similar to the major diamond exploration and development programs that have been carried out in the past decades in the Northwest Territory.

3.2 CLIMATE AND PHYSIOGRAPHY

The following is taken from the Environment Canada website (www.ec.gc.ca/soer-ree/). This ecoregion includes the Richardson and British mountains, located in the northern Yukon. This ecoregion is marked by short, cool summers. Winters are generally extremely cold, although winters at higher elevations are more moderate during frequent periods of temperature inversion. Major mountain passes can be subject to strong outflow winds, causing severe wind chill conditions. The mean annual temperature for the area is approximately -10°C with a summer mean of 6.5°C and a winter mean of -25°C. Mean annual precipitation ranges from 300 mm in the northwest to approximately 400 mm in the southeast. This ecoregion is characterized by alpine tundra at upper elevations and subalpine open woodland vegetation at lower elevations. Alpine vegetation consists of lichens, mountain avens, intermediate to dwarf ericaceous shrubs, sedge, and cottongrass in wetter sites. Barren talus slopes are common. Subalpine vegetation consists of discontinuous open stands of stunted white spruce in a matrix of willow, dwarf birch, and Labrador tea. Sedge, cottongrass, and mosses occur in wet sites. The highest latitudinal limit of tree growth (white spruce) in Canada is reached in this ecoregion. The northern unglaciated Richardson and British mountain ranges reach 1675 m asl in the region's northern core. The southern Richardson ranges exhibit smooth, rounded profiles composed almost entirely of folded, sedimentary strata of Cambrian- and Palaeozoic-age rocks. The ecoregion includes a small portion of unglaciated plateau physiography composed of Tertiary sediments. Turbic Cryosols with Static Cryosols developed on colluvial and alluvial deposits are dominant. Low ice content continuous permafrost predominates in the southern half of the region with the ice content increasing in the northern half and towards the Alaska border. Limestone rock outcrops are significant. Magnificent examples of periglacial landforms, particularly cryoplanation summits and terraces exist in sedimentary rocks of the Richardson Mountains. Characteristic wildlife includes caribou, grizzly bear, Dall's sheep, moose, snowshoe hare, fox, and arctic ground squirrel. The ecozone is within the annual migration range of the Porcupine caribou herd. There are no permanent settlements within the ecoregion, and land uses are restricted to subsistence wildlife trapping and hunting. Recreation and tourism activities are associated with Ivvavik National Park which covers most of the British Mountains.

The NOR property covers an 8 km-long ridge with a maximum elevation of approximately 1,000 metres above sea level and local relief of 50 to 300 metres. There is sparse vegetation and minimal soil on the ridge which is comprised of outcrop or frost-heaved rock fragments.

Mineral exploration in this part of the Yukon is generally carried out during the period May to October, however, mining in the Yukon, including major open pit mines, operate year-round.

3.3 LOCAL RESOURCES AND INFRASTRUCTURE

Eagle Plains, which has a truck stop with a motel, restaurant, fuel (gasoline, diesel and Jet-B), helicopter pads and airstrip, provides a well-equipped jumping-off point for the Nor Property during the exploration phase of the project. In the event of a discovery in the area, winter roads provide ready access for mobilization of major supply caches and equipment to the property from the Dempster Highway. Coal and hydrocarbons in the area provide the potential for generation of power for a major mining project. Small projects would have to rely on on-site power generation. All personnel, mining equipment and supplies will have to be acquired from Whitehorse, Yukon and points south.

NOR Property Evaluation, December 2005
Page 3 - 1

Peter T. George, P.Geo., Consulting Geologist

4.0 PROJECT HISTORY

Note that the following provides only a brief overview of the history of the property. Historic exploration results are reviewed in Section 6.1.

4.1 PERIOD PRE 2004

The Geological Survey of Canada carried out major regional geological and stream sediment geochemical surveys throughout the northern Yukon starting in the late 1960’s.

Cordilleran Engineering of Vancouver generated a lead-zinc exploration project called the “Dawson-Richardson Project”. The project became a joint venture between Getty Minerals Limited (a wholly owned subsidiary of Getty Oil Company) and St. Joe Minerals Corporation. Cordilleran Engineering was retained to operate the project on behalf of the joint venture.

In the course of the Dawson Richardson Project, prospectors, found angular boulders containing high-grade uranium values on Nor Ridge in 1976-77. The property was acquired by Getty Minerals Limited (St. Joe Minerals Corporation declined to participate) and Cordilleran Engineering was retained to carry out an initial summer exploration program from July 1 to August 12 of 1978. Mike Sanguinetti, P.Eng., Cordilleran Engineering managed the exploration program.

The Getty property was comprised of 56 claims, which covered the north end of Nor Ridge (basically the northern 25% of the current 2005 NOR Property).

Summer exploration programs were carried out during the 1978, 1979, and 1980 field seasons. During the 1979 program in-situ uranium mineralization (brannerite ((UCeCa)(FeTi)O6) and monazite ((CeLaYTh)PO4)) was discovered in fractured and altered Proterozoic calcareous siltstone adjacent to a large, hematite-bearing, heterolithic diatreme breccia intrusive. Getty concluded that the uranium mineralization was too poddy and discontinuous to be of economic interest and the claims were allowed to lapse.

The Getty exploration program was carried out during the same period that Western Mining Corporation (“WMC”) was initiating a regional exploration program in the Gawlor Craton of South Australia. The WMC project resulted in the discovery of the Olympic Dam polymetallic copper-uranium-gold deposit. First publications regarding the geology of the Olympic Dam deposit became public in 1983 (Roberts and Hudson) when it was described as a stratabound, sediment hosted deposit. It is now described as a heterolithic hematite-bearing diatreme (WMC corporate website), exactly the description given by Sanguinetti (1978) to the NOR HDBX. Skirrow (2005, personal communications) has advised that there is not a good understanding of the regional geological setting of Olympic Dam and Geoscience Australia has a major research program in progress to address this issue.

In 1993 twenty claims were staked by Equity Engineering Ltd. and Promicon Developments Ltd. within the area covered by the Getty claims. During the staking of the property an orientation soil geochemical survey (48 samples) was completed and 25 rock samples were collected for analysis (Caulfield 1994). No other work was completed and the claims were allowed to lapse.

4.2 PERIOD 2004 TO PRESENT

In 2004 Shawn Ryan, prospector, examined the NOR site and subsequently staked the current NOR claims. The claims were optioned to the Company in November 2004. The 2005 exploration program was comprised of aeromagnetic geophysical coverage, geological mapping, a soil geochemical survey, and induced polarization and gravity geophysical surveys. The results of this work are reviewed in Section 6.2.

NOR Property Evaluation, December 2005
Page 4 - 1

Peter T. George, P.Geo., Consulting Geologist

5.0	GEOLOGICAL SETTING

5.1	REGIONAL GEOLOGICAL SETTING

The NOR Property s located in the Richardson Mountains of northern Yukon Territory. In the vicinity of the Nor Property the Richardson Trough is north-northwesterly trending, fault bounded Paleozoic sedimentary basin. Some of the related fault structures that pass through the NOR Property have been active since early Proterozoic time, and have remained active throughout the Paleozoic. Major stratigraphic omissions on adjacent fault blocks and deeply incised drainage are evidence of recurrent movement. The Richardson anticlinorium passes in a north northwesterly direction through the vicinity of the NOR Property with the Paleozoic strata dipping gently to the east and west of the anticlinorium away from the property.

A hydrocarbon exploration well (Caribou Y.T. N-25) drilled by a Gulf-Mobil consortium in 1974 approximately 25 km east of the NOR Property intersected 3,433,3 metres of Paleozoic rocks before entering the Proterozoic basement rocks. The Proterozoic age sedimentary rocks, probably Wernecke Supergroup, on the NOR Property occur in a fault bounded horst outlier on the east flank of the Richardson Mountains and are surrounded by Paleozoic rocks. These are the only documented exposure of Proterozoic rocks in the Richardson Mountains.

The Proterozoic sedimentary rocks on the NOR Property are intruded by a heterolithic, hematite-rich diatreme similar to Wernecke Breccias that occur elsewhere in the Yukon to the south of the NOR Property along an east-west trending zone that passes north of Dawson City. Thorkelson et al (2001) completed studies that dated the Wernecke Supergroup sedimentary rocks at >1800Ma to 1700Ma and the Wernecke Breccias to +/- 1595Ma.

5.2 PROPERTY GEOLOGY (See Figures 5-1 and 5-2)

The NOR property is underlain by early Proterozoic rocks of the Wernecke Supergroup that have been intruded by a heterolithic, hematite-rich diatreme breccia. As noted in the preceding section, Thorkelson et al (2001) completed studies that dated the Wernecke Supergroup sedimentary rocks at >1800Ma to 1700Ma and the Wernecke Breccias to +/- 1595Ma. Thorkelson et al (op cit) also noted that the ages are similar to the age of host rocks and hematite breccias at Olympic Dam, South Australia and that during the early Proterozoic the North American and Australian Precambrian cratons were probably joined in a manner that would make the two areas part of the same Precambrian craton.

The NOR is located on the east side of the Richardson Mountains in an area that is transacted by the Richardson Fault array. These faults are part of a major rift system that became active during Proterozoic time and remained active since that time during the development of the western Cordillera.

The exposure of Proterozoic rocks is a faulted-bounded outlier that is surrounded by Paleozoic sedimentary rocks that dip gently away to the east and west from the NOR Property.

Exploration on NOR in the late 1970’s (Sanguinetti 1978-80) outlined a large hematite breccia diatreme (covering approximately 1.4 sq. km) on the north end of the property on claims that were held by Getty Minerals Limited (a subsidiary of Getty Oil Company). The exploration program was based on follow-up of uranium bearing glacial debris that was traced to the NOR area. Emphasis was directed at a brannerite (uranium bearing mineral) showing where trenching and shallow packsack drill holes were completed. The grades of uranium were too low for the economics of the era and the claims were allowed to lapse.

At that time of the Getty exploration program the discovery of Olympic Dam had not been announced and it was many years before the magnitude of the Olympic Dam discovery and its geological setting became known.

In June of 2005 International KRL Resources Corp. (“IRK”) completed a detailed helicopter-borne magnetometer survey of the NOR area. The survey results provided a direct correlation of a large magnetic anomaly with the outline of the hematite breccia diatreme identified by the Getty exploration program. In addition, along strike to the south on the NOR, several large magnetic anomalies have been identified that are inferred to be indicative of additional hematite breccia diatremes. The total surface area of the geologically mapped and geophysically inferred hematite breccia diatremes is approximately 4.6 sq. km. along a strike length of 8 km. This is comparable to the dimensions of the Olympic Dam deposit.

NOR Property Evaluation, December 2005
Page 5 - 1

Peter T. George, P.Geo., Consulting Geologist

5.3 DEPOSIT TYPES

The NOR property is considered by the author to be a geological look-alike to the huge (resource of 4 billion tonnes) Olympic Dam copper-gold-uranium deposit setting of South Australia.

While there have been other occurrences in the world that have been described as being similar to Olympic Dam, none to date has all of the geological characteristics of Olympic Dam and Olympic Dam is orders of magnitude larger than any of the deposits that to date have been considered to share similarities.

NOR Property displays all of the primary characteristics of Olympic Dam:

  The NOR HDBX is of the same age and intrudes Proterozoic rocks of the same age as those at Olympic Dam.
  The NOR and Olympic Dam geological settings were probably part of the same Precambrian craton at the time of formation of the mineralization.
  NOR occurs at the intersection of two major, deep crustal sutures as does Olympic Dam.
  Aeromagnetic data at NOR indicates the presence of a deep-seated intrusive body centred beneath the NOR diatreme. The same is inferred to be present beneath Olympic Dam.
  The aeromagnetically inferred dimensions of the NOR diatreme (8km long with an area of 4.6 sq. km) is similar to the dimensions of the Olympic Dam ore body.
  Lithogeochemical analyses a few grab samples (NOR HDBX and altered wall rocks) taken by the author have elevated copper, uranium, and rare earth values which, with the exception of gold, mirrors the

5.3.1 Exploration Target

The NOR HDBX (See Figure 5-2) warrants a major drilling program to assess its potential for an Olympic Dam-type ore body.

The whole trend of the known and aeromagnetically inferred diatreme should be drilled on 1km spaced sections with 5 to 6 holes per section to provide a preliminary assessment of this target.

5.3.2 Deposit Model (Figure 5-3)

Olympic Dam was discovered by WMC Resources (“WMC”) in 1975 and underground production commenced in 1985 with a current annual production rate of 220,000 tonnes of copper, 4,400 tonnes of U3O8, and 80,000 ounces of gold from 9 million tonnes of ore that has an average head grade of 2.7% copper, 0.74 kg/t U3O8, and 0.55 g/t gold. WMC has stated that Olympic Dam has estimated resources in excess of 4 billion tonnes with current reserves of approximately 650 million tonnes grading 1.5% copper, 0.5 kg/t U3O8, 0.5 g/t gold and 2.4 g/t silver. In plan view of the Olympic Dam resource is approximately 6 km long with a width of 250metres to 1500 metres and an area of approximately 4.7 sq. km. The deposit is overlain by approximately 200 metres of flat lying sedimentary rocks. In April 2005 WMC announced plans to initiate a mine expansion plan that would provide for development of a 1000-metre deep open pit operation that will by 2010 will reach design capacity of 35 million tonnes of ore per year plus continued operation of the underground mine at a rate of 5 million tonnes per year. Metal production by 2010 is forecast to be 500,000 tonnes of copper, 13,000 to 15,000 tonnes of U3O8, and 500,000 ounces of gold per year. Capital cost of the expansion program is estimated at Australian$ 5 billion. It is anticipated that the expanded operation will have at least a 70-year mine-life with potential for expansion and increased mine life.

In August 2005 BHP-Billiton announced that it had acquired 100% interest in WMC.

Figure 5-3 presents a simplified plan view and vertical cross-section through the Olympic Dam deposit. The lithological boundaries in plan and section are after Reynolds (2000). The outline of the limits of the ore body and the proposed open pit are from the WMC website.

The legend in Figure 5-3 is self explanatory, but in summary, the mineralized zone is a heterolithic hematite-rich diatreme breccia that intruded into an older Proterozoic granite batholith. Not shown, but discussed on the Geoscience Australia website, Gawler Craton Project section, the mineralization is related two a major array of faults that formed in Proterozoic time and remained active through Paleozoic time.

NOR Property Evaluation, December 2005
Page 5 - 2

Peter T. George, P.Geo., Consulting Geologist

The copper-uranium-gold mineralization at Olympic Dam is hosted in a hematite (iron oxide) rich diatreme breccia that intruded into early Proterozoic age granitic, sedimentary and volcanic rocks that are greater than 1800 million years (“Ma”) to 1700 Ma old. The age of the iron-rich diatreme intrusive event is estimated to be in the 1600 Ma to 1580 Ma range based on the age of post-mineralization felsic and mafic dykes that cross-cut the diatreme breccia.

The Olympic Dam area is transacted by major fault systems that would have provided pathways for deep crustal fluids related to the diatreme breccias.

The Australian geological survey is currently undertaking a major research program (the Gawler Craton Project) that will be completed by the end of 2006 and should provide the basis for understanding the origins of Olympic Dam. At this time, the primary exploration model can only be based on the known geological setting as described above, the nature of the mineralization and alteration, and the copper-gold-uranium association of metals plus elevated but not economic concentrations of rare earth elements.

5.4 MINERALIZATION ON PROPERTY Uranium and Rare Earth Mineralization

Fracture fillings containing brannerite ((UCeCa)(FeTi)O6) and monazite ((CeLaYTh)PO4 occur in feldspathized brecciated metasedimentary rocks along the diatreme contact. Sanguinetti (1980) concluded that the brannerite/monazite mineralization occurs as narrow pod-like zones along north-trending fault structures with grades in the range 0.1 to 1.0% U3O8. Getty concluded that the mineralization was too discontinuous to be of economic interest and the property was dropped. In the context of Olympic Dam-type mineralization, the Nor style of mineralization could provide sufficient uranium in a large-tonnage operation to provide by-product uranium as part of a copper mining operation.

Copper Mineralization

Sparse amounts of copper-oxide (malachite and azurite) were noted in drill core by Getty (Sanguinetti 1978-79). Twenty-five grab samples (float and outcrop) of NOR HDBX and Proterozoic metasedimentary rocks (Caulfield 1993) produced copper values ranging from trace to 2.1% copper with minor chalcopyrite observed in the high grade sample. Within the approximately 1 square kilometre copper geochemical anomaly that occurs over the NOR HDBX at the north end of the Nor property, 10 random grab samples were taken with assays ranging from trace to 2.12% copper, with an average grade of 0.6% copper.

NOR Property Evaluation, December 2005
Page 5 - 3

475 000E
480 000E
485 000E
490 000E
7 355000N
7 350 000N
7 345 000N
7 340 000N
7 335 000N
N

LEGEND

Triassic
- Shubick Formation -

Carboniferous
- Tuttle Formation -

Devonian
- Ford Lake Formation -
- Imperial Formation -

Upper Cambrian to Devonian
- Road River Group - Upper Cambrian to Devonian

Cambrian
- Bouvette Formation - Upper Cambrian
- Slats Creek Formation - Lower Cambrian
- Illtyd Group - Lower Cambrian

Proterozoic
- NOR Hematite-rich heterolithic diatreme breccia, possibly same age as Wernecke Breccia (1,595 my)
- Quartet Group (lower Proterozoic)

Richardson Fault Array

NOTE - See Table 5-1, for description of lithologies

International KRL Resources Corp.

NOR PROPERTY
REGIONAL GEOLOGY
(After Gordey and Makepiece, 2003)
Figure 5 - 1

Scale
0 5 10 km

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 5 - 5

U anomaly
La anomaly
International KRL Resources Corp.
Nor Property
Geology Map
Alteration Zone

International KRL Resources Corp.

NOR PROPERTY

PROPERTY GEOLOGY

(Mapping by Mark Terry, Summer 2005)

Figure 5 - 2

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 5 - 6

Limits of Ore Body
Surface Trace of Open Pit
Trace of Open Pit 200m below surface, at top of ore body
Pit bottom, 1000m below surface

PLAN VIEW - 1Km UTM Grid

N
True

VERTICAL SECTION - East-West (Looking North)

LEGEND

Paleozoic, flat lying cover rocks
- Cambrian, Andamooka Limestone

Late Proterozoic, flat lying cover rocks
- Wilpena Group, Clastic Sediments

Intrusive Rocks, Post Olympic Dam Suite
- Dolerite
- Mafic and Felsic Dykes

Olympic Dam Suite of Rocks (1580-1600my)
- Bornite-Chalcopyrite Interface
- Hematite-rich Breccias
- Heterolithic Breccia with Hematitie Matrix
- Hematite Matrix, Granite Breccias
- Granite Rich Breccias
- Granite and Granite Breccias

Pre Olympic Dam Suite Rocks
- Roxby Down Granite (my)
- Volcaniclastic Rocks (1730-1760my)

SCALE

0
1
2
3
4 Km

FIGURE 5 - 3
GEOLOGICAL SUMMARY
OLYMPIC DAM
AUSTRALIA

(Modified After Reynolds 2000)

Peter T. George, P.Geo., Consulting Geologist

Page 5 - 7

Peter T. George, P.Geo., Consulting Geologist

TABLE 5-1

TABLE OF FORMATIONS

MESOZOIC
TRIASSIC

Shublik Formation – Shale, siltstone and sandstone, silty bioclastic limestone.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~ Unconformity ~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

PALEOZOIC
CARBONIFEROUS

Tuttle Formation – Lower Carboniferous, chert granule to pebble conglomerate, sandstone with subordinate siltstone and shale; minor coal.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~ Unconformity ~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

UPPER DEVONIAN TO PERMIAN

Ford Lake Formation – Black silty pyretic shales and siltstone with lesser sandstone, conglomerate, and silty limestone.

DEVONIAN

Imperial Formation – Upper Devonian shale and siltstone overlain by lithic sandstone and siltstone in sharply graded beds.

CAMBRIAN TO DEVONIAN

Road River Group – Upper Cambrian to Devonian, calcareous black shale and limestone.

CAMBRIAN

Bouvette Formation – Upper Cambrian, dolomite and limestone; minor argillaceous limestone, limestone conglomerate, black shale and dolostone.

Slats Creek Formation – Lower Cambrian, turbiditic quartz sandstone with minor shale and siltstone, quartzite pebble and cobble conglomerate and limestone; argillite with minor quartzite and limestone.

Illtyd Group – Lower Cambrian, fine crystalline limestone, medium grained crystalline dolomite.

~~~~~~~~~~~~~~~~~~~~~~~~~~ Angular Unconformity ~~~~~~~~~~~~~~~~~~~~~~~~~~~

PROTEROZOIC
MIDDLE PROTEROZOIC

Wernecke Breccias (approx 1595my) early Middle Proterozoic NOR heterolithic hematite-rich diatreme breccia.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~ Intrusive Contact ~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

LOWER PROTEROZOIC

Quartet Group – Metamorphosed, altered shale, finely laminated siltstone and fine grained sandstone, minor interbedded orange weathering dolostone near top of group.

NOR Property Evaluation, December 2005
Page 5 - 7

Peter T. George, P.Geo., Consulting Geologist

6.0	EXPLORATION

6.1	HISTORICAL EXPLORATION ON THE PROJECT

Prior to 2005, the only exploration work carried out in the NOR area was by Getty Minerals Limited during the summer seasons of 1978, 79 and 80 and in 1993 by Equity Engineering Ltd. And Promicon Developments Ltd.

Getty completed drilling and trenching, as a follow-up to various geochemical and radiometric surveys, and located fracture fillings containing brannerite ((UCeCa)(FeTi)O6) and monazite ((CeLaYTh)PO4 in feldspathized, brecciated metasedimentary rocks along the contact with a heterolithic hematite-rich diatreme breccia diatreme contact. Getty dropped the property in 1981, concluding that the uranium mineralization was too pod-like and discontinuous to be of economic interest.

6.1.1 Summer 1978 Exploration Program

The Getty Nor Property consisted of 57 claims covering an area of approximately 1,020 hectares (covering the northern 1/3 of the current NOR property). The exploration work was carried out by Cordilleran Engineering of Vancouver under the supervision of Mike Sanguinetti, P.Eng.. The objective of the exploration program was to locate the source of uranium-bearing, angular boulders found by prospectors in the vicinity of Nor Ridge in 1976-77.

The exploration program during the summer of 1978 consisted of grid preparation, topographical and geological mapping at a scale of 1:2000, hand trenching, spectrometer geophysical surveys, diamond drilling (20 packsack drill holes totalling 571.2 metres of BQ wire-line core), and orientation geochemical soil sampling and magnetometer surveys.

A north-south baseline was established along Nor Ridge and a 50-metre grid was established from the baseline to cover two areas where mineralized boulders had been discovered with a wider-spaced 100 metre to 200-metre grid over parts of the remainder of the property.

The geological mapping indicated that the property was underlain by a large area of heterolithic hematite-rich diatreme breccia intruded into a fault-bounded outlier of Precambrian (Proterozoic) metasedimentary rocks. No uranium-bearing mineralization was found in rock outcrops. The spectrometer survey indicated several isolated occurrences of radioactive, uranium-bearing mineralized float and also outlined an anomalously radioactive area in the southeast quarter of the claim group.

The twenty drill holes completed in the area of the spectrometer anomaly failed to intersect any uranium mineralization but did provide confirmation of the location of the interpreted position of the diatreme contact.

The soil geochemical orientation survey indicated that uranium could be detected in the soils on the property and it was recommended that the whole property should be covered by a soil geochemical survey during the 1979 exploration program.

It was concluded that the results of the orientation magnetometer survey were inconclusive with respect to delineating the structure of the diatreme contact.

Based on the 1978 results, for the 1979 program it was recommended that detailed soil geochemical and spectrometer surveys be carried out on an expanded 50-metre grid over the whole property. Areas of interest would be hand trenched to assist in interpretation of geological mapping and prospecting. Glaciological studies were recommended to determine if possible the direction of glacial transport to assist in tracking the mineralized boulders that had been discovered back to their source. In addition it was recommended that an orientation survey be carried out using the newly developed “Track Etch” uranium exploration technology.

Yukon Mining Recorder’s website provides assessment work file 091311 (Getty drilling 1978) and the balance of the information was obtained from copies of NOR Project files in the personal files of M. Sanguinetti.

6.1.2 Summer 1979 Exploration Program

The 1979 exploration program included expanded grid preparation, expanded soil geochemistry, a ground spectrometer survey using a more sensitive instrument than that available in 1978, surficial geological mapping-boulder tracing, hand trenching, and a reconnaissance Track Etch survey.

A 100 to 200-meter spaced grid of east-west lines was established over the whole property with 25-meter spaced lines in the two areas where uranium-bearing boulders had been found in 1976-77.

NOR Property Evaluation, December 2005
Page 6 - 1

Peter T. George, P.Geo., Consulting Geologist

The 1979 program successfully located (by trenching) in-situ, uranium-bearing mineralization in the southeast sector of the property. The soil geochemical survey outlined co-incident uranium-gold anomalies in untested, overburden-covered areas The spectrometer survey outlined an elongate anomaly in the southern part of the grid Further work was recommended for 1980 including additional trenching to extend uranium mineralization discovered in 1979, detailed spectrometer and track etch geochemical surveys in vicinity of reconnaissance scale anomalies outlined in 1979, and 1,000 metres of drilling to evaluate known mineralization and high priority spectrometer and geochemical anomalies.

Yukon Mining Recorder’s website provides assessment work file 090515 which provides a report on all work completed during 1979.

6.1.3 Summer 1980 Exploration Program

A total of 11.2 kilometres of follow-up grid was secant chained an picketed at 25 metre stations. A total of 355 soil samples were collected to define and extend known geochemical anomalies. One hundred and sixty-two Terradex Track Etch detector cups were placed to cover the extension of known anomalies. Because of adverse weather conditions the detector cups were abandoned in the field. Five trenches were attempted, two of which were stopped in overburden and three reached bedrock. No new mineralization was discovered.

No assessment work was filed with the Yukon Mining recorder relating to the 1980 program. The information discussed herein was obtained from copies of NOR Project files in the personal files of M. Sanguinetti.

Getty dropped the property following the 1980 field season.

6.1.4 Summer 1993 Exploration Program

The Equity Engineering Ltd. And Promicon Developments Ltd. property consisted of 20 claims covering an area of approximately 360 hectares (covering the central portion of the Getty claim block of the 1970’s).

No systematic exploration work was carried out. During staking of the claims in July 1993, a one-day program comprised of an orientation soil geochemical grid (total 48 soil samples) and 25 rocks samples for lithogeochemical analysis.

6.1.5 Significant Results of Historic Exploration Programs

Getty acquired the property to assess the uranium potential. While in-situ uranium mineralization was discovered, Getty concluded that the mineralization was too discontinuous to be of economic interest and the property was dropped. In the context of Olympic Dam-type mineralization, the Nor style of uranium mineralization could provide sufficient by-product uranium in a large-tonnage copper mining operation to be of economic significance.

Sanguinetti (1978-80) recognized that the iron bearing rocks on the property were an intrusive diatreme breccia, however, as the exploration community were at that time unaware of Olympic Dam, its geology and economic potential, the geological significance of the Nor setting was not realized.

The small lithogeochemical sampling program completed by Equity (Caulfied 1994) while they were staking the property in 1993 has provided an indication of potentially significant copper mineralization within the hematite breccia. Ten random lithogeochemical samples with assays ranging from trace to 2.12% copper, for an average grade of 0.6% copper were taken within the perimeter of an approximately 1 square kilometre copper geochemical anomaly defined at Nor during the summer of 2005..

6.2	RESULT OF 2005 EXPLORATION PROGRAM

6.2.1	Geological Surveys

Geological mapping was completed during the summer of 2005 over the whole of the Nor property. The mapping in the north sector of the property confirmed the mapping carried out in the 1970’s by Getty and established that there was no outcropping NOR HDBX on the southern extension of the Nor ridge. Altered Proterozoic metasedimentary rocks underlie the southern area. The aeromagnetic survey (discussed below) indicates that the NOR HDBX continue to the south under a thin cover of Proterozoic metasedimentary rocks.

Figures 5-1 and 5-2 present the regional and property geology.

NOR Property Evaluation, December 2005
Page 6 - 2

Peter T. George, P.Geo., Consulting Geologist

6.2.2 Geophysical Surveys

During the summer of 2005 aeromagnetic, induced polarization and gravity surveys were completed.

6.2.2.1 Aeromagnetic Survey

A detailed helicopter-borne aeromagnetic survey was completed during the summer of 2005 by McPhar Geosurveys with data processing and plotting by Vox Geosciences Ltd.

The total field magnetic data is presented in Figure 6-1. An interpretation of the aeromagnetic data is presented in Section 10.

6.2.2.2 Induced Polarization Survey

An induced polarization survey totalling 50.5 line kilometres was completed over the whole of the Nor property by Aurora Geosciences Ltd. during the summer of 2005. Figures 6-2 and 6-3 illustrate the results of the IP and resistivity inversion modelling in stacked profile format. Aurora Geosciences Ltd. summarized the results as follows: “On the west side of the grid the contact between Paleozoic fine grained clastics of the Slats Creek Formation and Road River Group with the Quartet Group is evident in the low resistivity and high chargeability responses. West dipping, highly chargeable, low resistivity zones on the west side of the grid appear to be graphitic horizons in the Slats Creek formation and, at the northern end of the grid, the Road River Group. These rocks have intrinsic chargeability in excess of 40mV/V and very low electrical resistivity (<100 ohm-m). These rocks stand out geophysically but are of no immediate economic interest. The Quartet Group rocks are characterized by very low background chargeability and by high apparent resistivity. There are no resistivity or chargeability anomalies of any strength directly associated with the breccia body at the northern end of the survey grid.…… There are a number of isolated chargeability anomalies elsewhere within the Proterozoic inlier which may be of significance if coincident with geochemical responses.” The isolated chargeability anomalies are located at Line 9600N, 2500E; Line 2400N, 2900E; Line 5600N, 2800E; and Line 3200N, 4000E.

6.2.2.3 Gravity Survey

A gravity survey, totalling 79 stations, was completed by Aurora Geosciences Ltd. during the summer of 2005. Data collection was helicopter supported to cover an area including and surrounding the induced polarization grid. The survey was performed with an automated gravimeter and station locations and elevations were measured with a differential GPS system. The collected data was corrected for instrument drift using drift checks at a base station prior to and after each day’s survey. Latitude, elevation (Free Air, Bouger Slab, and Bullard-B) and terrain corrections were applied to the gravity data. Finally, the final Bouger Anomaly was levelled to the Geological Survey of Canada gravity network by static shift. Figure 6-4 summarizes the results of the gravity survey.

Aurora Geosciences Ltd. summarized the results as follows: “The gravity survey defined a step-like scarp running the length of the survey area………The Bouger Anomaly first derivative map (Figure 6-4) shows the edges of the scarp clearly and deflects to the east around the high. The high gradient low in the southeastern edge of the map is likely a gridding artefact generated by a steep gradient on the flank of the scarp anomaly with to background data to constrain the minimum curvature of the data…….There are also two shallow density highs in Figure 6-4. The southern density high is the larger of the two and is of primary economic interest as it lies in the southeastern corner of the Paleozoic inlier hosting the iron oxide mineralization. The density high is approximately 800m by 800m in plan, dips steeply west and is shallow and likely subcrops. The centre of this high is located at UTM 486450E, 7342940N (Line 2400N, 4500E).”

6.2.3	Geochemical Surveys

6.2.3.1 Sampling Methods and Approach

A soil geochemical survey, totaling 694 samples, was completed by the Company during the summer of 2005. Sample collection was by and experienced crew under the supervision of Shawn Ryan. Sampling was done on a GPS controlled grid. The sample sites are shown in Figure 6-5.

Soils samples were collected using augers with efforts made to sample at a consistent depth below the organic layer. Replicate samples were augured at 29 sample sites to evaluate the consistency of the sampling method, sample preparation, and assay reproducibility at the assay laboratory. The GPS sample co-ordinates were downloaded daily into each of the samplers GPS units, and field notes taken by the samplers were collected in digital format in Palm Pilot-type hand-held computers. The digital information on sample location, sample number, and sample descriptions

NOR Property Evaluation, December 2005
Page 6 - 3

Peter T. George, P.Geo., Consulting Geologist

ultimately merged with the digital analytical data from the assay laboratory. This methodology significantly reduces potential errors that can arise from hand entering of data subsequent to completion of fieldwork.

6.2.3.2 Sample Preparation, Analysis and Security

The samples were bagged in the field, shipped by helicopter from the project area to Eagle Plains, trucked to Dawson, and shipped airfreight to Acme Assay Laboratories in Vancouver. The samples were prepared at Acme Assay and geochemical analyses were completed using standard ICP analytical methods. Standards were run with each batch of samples. There were a total of 30 standards analyzed during processing of the 694 soil samples by Acme Assay Laboratories. Analytical results were sent to the Company by email in digital format.

6.2.3.3 Data Verification, Quality Control and Quality Assurance

The analytical data was provided to the author who calculated the accuracy of the Acme Assay Laboratory analyses based on the 30 standards that were analyzed as well as the reproducibility of the combined sampling and assaying procedure based on 29 replicate samples taken by the soil sampling crew. The calculated accuracy and reproducibility information for each of the metals that have been contoured (copper, uranium, gold, and lanthanum) is presented in the map legends.

In the author’s opinion the analytical database, and quality control, quality assurance and security procedures of the Company meets industry standards.

6.2.3.4 Discussion of Soil Geochemical Results
Overview

The contoured soil geochemical results for copper, uranium, gold, and lanthanum (rare earth) are presented in Figures 6-

7, 8 and 9 respectively. These are the four elements that one would expect to find in anomalous quantities in an Olympic Dam-type environment. A review of the maps indicates that there are significant copper, uranium, gold and lanthanum anomalies and anomaly trends in the areas of the property where the NOR HDBX outcrops or is inferred to subcrop beneath shallow soil or rock cover.

Contour intervals are based on the statistics of the individual element populations, which were reviewed in detail by the author. The contour intervals are described in the legends of each of the geochemical maps.

Copper Geochemical Results

The most anomalous copper values are at the north end of the sample grid where the NOR HDBX outcrops on surface. An approximately 1 kilometre square anomaly centred at UTM 483 250E, 7 348 750N correlates with an area where lithogeochemical grab samples averaged 0.6% copper from NOR HDBX. There is a general coincidence of anomalous copper and gold geochemical values in this part of the property as well as flanking uranium and lanthanum anomalies. In the southern part of the property the copper values are subdued but show a trend parallel to the trend of the inferred (from aeromagnetics) NOR HDBX zone and flanking fault zones.

Gold Geochemical Results

The most anomalous gold values correlate generally with the large anomalous copper area at the north end of the property.

In the north central sector there is a large gold geochemical anomaly centred at UTM 483 250N, 7 347 250E that correlates with the north end of the uranium-lanthanum anomalous area that underlies the south part of the property. Further to the south the gold values are subdued but show a trend parallel to trend of the copper anomalies and the trend of the inferred (from aeromagnetics) NOR HDBX zone and flanking fault zones.

Uranium and Rare Earth Geochemical Results

In the central to south sector of the property there are significant anomalous uranium values with coincident rare earth (lanthanum) anomalies centred at UTM 485 750E, 7 345 250N and UTM 485 750E, 7 343 000N. The central and southern area is where it is inferred (from aeromagnetics) that the NOR HDBX occurs beneath a thin cover of Proterozoic metasedimentary rocks. This is the same contact environment where the uranium-rare earth showing (brannerite and monazite) occurs in the north part of the property (the Getty discovery zone).

NOR Property Evaluation, December 2005
Page 6 - 4

Peter T. George, P.Geo., Consulting Geologist

Conceivably these uranium anomalies could reflect larger areas of uranium mineralization than the small pod discovered at the Getty zone. There is a strong correlation of lanthanum (rare earth) soil geochemical anomalies with these uranium anomalies.

6.2.4 Other Work

No other work was carried out during the 2005 exploration program.

6.2.5 Drilling

No drilling was carried out during the 2005 exploration program.

NOR Property Evaluation, December 2005
Page 6 - 5

7 355 000N
7 350 000N
7 345 000N
7 340 000N
480 000E
485 000E
490 000E
N
TMI
TOTAL MAGNETIC INTENSITY (TMI)

International KRL Resources Corp.

NOR PROPERTY

AEROMAGNETIC SURVEY

(McPhar and Vox Geosciences 2005)

Figure 6 - 1

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 6

480 000E
485 000E
490 000E
N
7 350 000N
7 345 000N
7 340 000N
Gravity Station
IP Survey Line
INTERNATIONAL KRL RESOURCES CORP.
NOR PROPERTY
2005 Geophysical Surveys
FIGURE 4. IP SURVEY GRID AND GRAVITY STATIONS
AURORA GEOSCIENCES LTD.

International KRL Resources Corp.

NOR PROPERTY

IP SURVEY AND GRAVITY GRID

(Aurora Geosciences Ltd. 2005)

Figure 6 - 2

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 7

International KRL Resources Corp.

NOR PROPERTY

IP SURVEY - CHARGEABILITY

(Aurora Geosciences Ltd. 2005)

Figure 6 - 3

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 8

International KRL Resources Corp.

NOR PROPERTY

IP SURVEY - RESISTIVITY

(Aurora Geosciences Ltd. 2005)

Figure 6 - 4

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 9

N
7 345 000N
485 000E
FIRST VERTICAL DERIVATIVE
INTERNATIONAL KRL RESOURCES CORP.
NOR PROPERTY

International KRL Resources Corp.

NOR PROPERTY

GRAVITY SURVEY-BOUGER ANOMALY 1ST VERTICAL DERIVATIVE

(Aurora Geosciences Ltd. 2005)

Figure 6 - 5

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 10

481 000 mE
482 000 mE
483 000 mE
484 000 mE
485 000 mE
486 000 mE
487 000 mE
488 000 mE
489 000 mE
7 351 000 mN
7 350 000 mN
7 349 000 mN
7 348 000 mN
7 347 000 mN
7 346 000 mN
7 345 000 mN
7 344 000 mN
7 343 000 mN
7 342 000 mN
7 341 000 mN
7 350 000 mN
N
ppm Cu
NOR PROPERTY BOUNDARY
as of September 1, 2005
Int'l KRL Resources Corp.
Nor Property
Geochem Survey
ppm Cu
Office: Vancouver
Drawing:
metres

INTERNATIONAL KRL RESOURCES CORP.

NOR PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 6

SOIL GEOCHEMICAL SURVEY SAMPLE SITES

Scale

0 250 500 1000m

Map Datum NAD 83, UTM Zone 8, NTS 106L3, 6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 11

481 000 mE
482 000 mE
483 000 mE
484 000 mE
485 000 mE
486 000 mE
487 000 mE
488 000 mE
489 000 mE
7 351 000 mN
7 350 000 mN
7 349 000 mN
7 348 000 mN
7 347 000 mN
7 346 000 mN
7 345 000 mN
7 344 000 mN
7 343 000 mN
7 342 000 mN
7 341 000 mN
7 350 000 mN
N
NOR PROPERTY BOUNDARY
as of September 1, 2005

CONTOUR INTERVALS (Logorithmic)

- Greater than 680 ppm
- 260 to 680 ppm (mean plus three standard deviations)
- 100 to 260 ppm (mean plus two standard deviations)
- 35 to 100 ppm (mean plus one standard deviation)

— ANOMALY THRESHOLD —

- 20 to 35 ppm (mean value of sample population)
- 15 to 20 ppm (mean lower 50% of sample population)
- Less than 15 ppm (mean lower quartile)

STATISTICAL INFORMATION

Total Samples 964

Range of values 3.6 to 3554 ppm

Log Mean = 1.572 (37 ppm)

Log Standard Deviation = 0.420

Accuracy of analyses based on 30 Standards = +/- 4%

Replicates of 29 Soil Samples +/- 4.9%

Probability Plot indicates a bimodal, background and anomalous, population present in sample data.

INTERNATIONAL KRL RESOURCES CORP.

NOR PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 7

COPPER (parts per million)

Scale

0 250 500 1000m

Map Datum NAD 83, UTM Zone 8, NTS 106L3, 6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 12

481 000 mE
482 000 mE
483 000 mE
484 000 mE
485 000 mE
486 000 mE
487 000 mE
488 000 mE
489 000 mE
7 351 000 mN
7 350 000 mN
7 349 000 mN
7 348 000 mN
7 347 000 mN
7 346 000 mN
7 345 000 mN
7 344 000 mN
7 343 000 mN
7 342 000 mN
7 341 000 mN
7 350 000 mN
N
NOR PROPERTY BOUNDARY
as of September 1, 2005

CONTOUR INTERVALS (Logorithmic)

- Greater than 7.1 ppm
- 4.2 to 7.1 ppm (mean plus three standard deviations)
- 2.5 to 4.2 ppm (mean plus two standard deviations)
- 1.5 to 2.5 ppm (mean plus one standard deviation)

ANOMALY THRESHOLD

- 1.0 to 1.5 ppm (mean value of sample population)
- 0.8 to 1.0 ppm (mean lower 50% of sample population)
- Less than 0.8 ppm (mean lower quartile)

STATISTICAL INFORMATION

Total Samples 964

Range of values - 0.4 to 8.6 ppm

Log Mean = 0.171 (1.5 ppm)

Log Standard Deviation = 0.227

Accuracy of analyses based on 30 Standards = +/- 0.1 %
Replicates of 29 Soil Samples +/- 0.6%

Probability Plot indicates a bimodal, background and anomalous population, present in sample data.

INTERNATIONAL KRL RESOURCES CORP.

NOR PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 8

URANIUM (parts per million)

Scale

0 250 500 1000m

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 13

481 000 mE
482 000 mE
483 000 mE
484 000 mE
485 000 mE
486 000 mE
487 000 mE
488 000 mE
489 000 mE
7 351 000 mN
7 350 000 mN
7 349 000 mN
7 348 000 mN
7 347 000 mN
7 346 000 mN
7 345 000 mN
7 344 000 mN
7 343 000 mN
7 342 000 mN
7 341 000 mN
7 350 000 mN
N
NOR PROPERTY BOUNDARY
as of September 1, 2005

CONTOUR INTERVALS (Logorithmic)

- Greater than 6.8 ppb
- 3.4 to 6.8 ppb (mean plus three standard deviations)
- 1.7 to 3.4 ppb (mean plus two standard deviations)
- 0.9 to 1.7 ppb (mean plus one standard deviation)

ANOMALY THRESHOLD

- 0.5 to 0.9 ppb (mean value of sample population)
- 0.4 to 0.5 ppb (mean lower 50% of sample population)
- Less than 0.4 ppb (mean lower quartile)

STATISTICAL INFORMATION

Total Samples 964

Range of values - 0.5(detection limit) to 39.4 ppb

Log Mean = -0.061 (0.9 ppb)

Log Standard Deviation = 0.299

Accuracy of analyses based on 30 Standards = +/- 2.5%
Replicates of 18 Soil Samples +/- 36%

Probability Plot indicates a bimodal, background and anomalous population, present in sample data.

INTERNATIONAL KRL RESOURCES CORP.

NOR PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 9

GOLD (parts per billion)

Scale

0 250 500 1000m

Map Datum NAD 83, UTM Zone 6, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 14

481 000 mE
482 000 mE
483 000 mE
484 000 mE
485 000 mE
486 000 mE
487 000 mE
488 000 mE
489 000 mE
7 351 000 mN
7 350 000 mN
7 349 000 mN
7 348 000 mN
7 347 000 mN
7 346 000 mN
7 345 000 mN
7 344 000 mN
7 343 000 mN
7 342 000 mN
7 341 000 mN
7 350 000 mN
N
NOR PROPERTY BOUNDARY
as of September 1, 2005

CONTOUR INTERVALS (Logorithmic)

- Greater than 129 ppm
- 72 to 129 ppm (mean plus three standard deviations)
- 41 to 72 ppm (mean plus two standard deviations)
- 23 to 41 ppm (mean plus one standard deviation)

ANOMALY THRESHOLD

- 14 to 23 ppm (mean value of sample population)
- 11 to 14 ppm (mean lower 50% of sample population)
- Less than 11 ppm (mean lower quartile)

STATISTICAL INFORMATION

Total Samples 964

Range of values 2 to 130 ppm

Log Mean = 1.356 (28 ppm)

Log Standard Deviation = 0.251

Accuracy of analyses based on 30 Standards = +/- 2.5%
Replicates of 29 Soil Samples +/- 5.2%

Probability Plot indicates a bimodal, background and anomalous population, present in sample data.

INTERNATIONAL KRL RESOURCES CORP.

NOR PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 10

LANTHANUM (parts per Million)

Scale 0 250 500 1000m

Map Datum NAD 83, UTM Zone 6, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 6 - 15

Peter T. George, P.Geo., Consulting Geologist

7.0 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been completed for the NOR Project.

NOR Property Evaluation, December 2005
Page 7 - 1

Peter T. George, P.Geo., Consulting Geologist

8.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource estimates have ever been made on the property

NOR Property Evaluation, December 2005
Page 8 - 1

Peter T. George, P.Geo., Consulting Geologist

9.0 OTHER RELEVANT INFORMATION

There is no additional relevant information required to make the technical report understandable or not misleading.

NOR Property Evaluation, December 2005
Page 9 - 1

Peter T. George, P.Geo., Consulting Geologist

10.0 INTERPRETATION AND CONCLUSIONS

The comparison of the features of the NOR Property to the Olympic Dam deposit that has been presented in Section 5 leads the author to conclude that the NOR Property has all the features of the Olympic Dam-type target. The summer soil geochemical program has established that there is anomalous copper, uranium, gold and lanthanum in the system and these elements typify Olympic Dam-type mineralization.

The 2005 exploration program has successfully expanded the scope of the target by the strong aeromagnetic indications that the NOR HDBX continues to the south of the surface exposures on the north end of NOR ridge for a total strike distance of approximately 8 km. The size of the NOR HDBX target is similar to the size of the Olympic Dam deposit. Figure 10-1 summarizes the author’s geological interpretation of the aeromagnetic data. The interpretation shows north northwesterly trending fault structures that are part of the Richardson Fault Array as will as cross-cutting fault structures. The aeromagnetic signature of the NOR HDBX, where it outcrops at the north end of the property, is similar to the aeromagnetic signature to the south along NOR ridge. The author concludes that the NOR HDBX extends to the south under a shallow cover of Proterozoic metasedimentary rocks. At the north end of the property, in the area underlying the Getty Mines property of the late 1970’s, the area of outcropping NOR HDBX is shown as well as an area of aeromagnetically inferred NOR HDBX beneath a shallow (120 to 160m thick) cover of Proterozoic metasedimentary rocks. The NOR HDBX is aeromagnetically inferred to continue to the south beneath Proterozoic metasedimentary cover rocks with the depths below surface increasing to 200 to 250 metres on the east side of the property due to east side down, dip-slip movement on the north northwesterly trending fault structures. There is also a deep-seated circular magnetic anomaly that may be a Proterozoic age intrusive plug related to the NOR HDBX.

The summer 2005 soil geochemical program has established that there is anomalous copper, uranium, gold and lanthanum (rare earth) in the system and these elements typify Olympic Dam-type mineralization.

Figure 10-2 shows the aforementioned geological interpretation relative to the soil geochemical copper, uranium, gold, and lanthanum anomalies and shows the location of the first 4 drill sections that are proposed for the 2006 drill program. The most significant anomalous copper values are at the north end of the sample grid where the NOR HDBX outcrops on surface. An approximately 1 kilometre square anomaly centred at UTM 483 250E, 7 348 750N correlates with an area where 10 lithogeochemical grab samples averaged 0.6% copper from NOR HDBX. There is a general coincidence of anomalous copper and gold geochemical values in this part of the property as well as flanking uranium and lanthanum anomalies.

In the north central sector there is a large gold geochemical anomaly centred at UTM 483 250E, 7 347 250N that correlates with the north end of the uranium-lanthanum anomalous area that underlies the central to south part of the property.

In the central to south sector of the property there are significant anomalous uranium values with coincident rare earth (lanthanum) anomalies centred at UTM 485 750E, 7 345 250N and UTM 485 750E, 7 343 000N.

The author concludes that the NOR Property warrants an initial 15,000 metre drilling program to test the potential for a large Olympic Dam-type ore body at depths of up to 1500 metres below surface along the 8km trend of the NOR ridge. The author concludes that the initial program should be comprised of 8 parallel drill sections at right angles (Bearing 065 degrees True ) to the trend of the NOR ridge along its 8km strike length. Each drill section will be comprised of 4 to 6 holes for a total of 1,800 to 2,100 metres per section.

The objective of the drilling will be to determine the extent of the NOR HDBX along an 8km strike length and to evaluate mineralization that may be associated with soil geochemical anomalies. The author further concludes that the recommended program is sufficient to provide an initial evaluation of the potential of the NOR property to host an Olympic Dam-type deposit. A major follow-up drilling program will be required if encouraging results are obtained during the proposed 2006 drill program The author concludes that the proposed drilling program can be completed by October 2006, provided that (1) a D6 bulldozer is mobilized to the site in March 2006 along with a load of fuel and lumber for camp setup, and (2) camp and drilling equipment (2 drills) are mobilized by helicopter from Eagle Plains to the NOR property and the camp is ready for operation by the first of June. Given the nature of the terrain, with the NOR HDBX exposed on surface along the NOR ridge at elevations of 800 to 1000 metres above sea level and with the adjacent valley bottom at 550 to 600m above sea level, open pit mining would

NOR Property Evaluation, December 2005
Page 10 - 1

Peter T. George, P.Geo., Consulting Geologist

be easily undertaken and large scale underground mining with ramp access could probably be economic to depths of 600 to 1000 metres below the valley bottom.

Therefore it is concluded that as an understanding of the subsurface geology and mineralization is obtained by drilling, it should always be remembered that this property could be mined economically on a large scale at significant depths below surface and drill holes collared along the top of the ridge would have to be 1400 to 1500 metres long before they would be getting into the range where Olympic Dam-type grades would become uneconomic.

The author concludes that given the potential for periods of oxidation of sulphide mineralization (chalcopyrite, pyrite, etc) over a long period of geological time (1500Ma), but particularly in the last 10’s of million years, it is possible that all near surface sulphides have been oxidized and leached out to form an enrichment blanket at some depth below surface as is a common feature of porphyry copper deposits in the Cordillera of North and South America.

The results of induced polarization and gravity surveys completed in 2005 have not greatly added to the understanding of the target area. The NOR ridge is a very dry setting and the author has some concerns as to whether or not the induced polarization equipment would have been getting the proper electrical contact with the ground to produce meaningful results. Further even under good contact conditions, the nature of the target mineralization (iron oxides containing 1 to 2% copper) would have a very small amount of sulphide minerals to be energized by the IP equipment. Concerns have been expressed by site personnel that the 1:50,000 government topographic maps are not accurately enough depicted in terms of UTM co-ordinates to be used for terrain corrections related to the gravity survey. Their concern is based on personal observation of gravity stations that are clearly on the top of the Nor ridge plotting on the side of the ridge when the gravity data is overlain on the topography. This can only be resolved by establishing accurate survey points in 2006 at key points on the property to properly orient the government topographic maps. Alternatively a new more detailed topographic survey could be made of the property are in 2006.

NOR Property Evaluation, December 2005
Page 10 - 2

7 355 000N
7 350 000N
7 345 000N
7 340 000N
480 000E
485 000E
490 000E
GETTY PROPERTY FROM LATE 1970'S
CURRENT KRL NOR PROPERTY
N
TMI (gammas)
TOTAL MAGNETIC INTENSITY (TMI)
Contour Intervals: 20, 100 & 500 gammas

INTERPRETED FAULT STRUCTURES

SURFACE OUTCROP OF NOR HEMATITE RICH DIATREME BRECCIA

INFERRED NOR HEMATITE RICH DIATHEME BRECCIA DEPTH 120 to 160m below surface

INFERRED NOR HEMATITE RICH DIATREME BRECCIA DEPTH 200 TO 250m below surface

INFERRED DEEP (1800 to 2000m below surface) PROTEROZOIC INTRUSIVE

International KRL Resources Corp.

NOR PROPERTY

INTERPRETED AEROMAGNETIC DATA

(Peter T. George, P.Geo, 2006)

Figure 10 - 1

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 10 - 3

7 355 000N
7 350 000N
7 345 000N
7 340 000N
PROPOSED SECTION 1
PROPOSED SECTION 2
PROPOSED SECTION 3
PROPOSED SECTION 4
N
CURRENT KRL NOR PROPERTY
480 000E
485 000E
490 000E

FIRST FOUR PROPOSED DRILL SECTIONS

COPPER SOIL GEOCHEMICAL ANOMALY

URANIUM SOIL GEOCHEMICAL ANOMALY

GOLD SOIL GEOCHEMICAL ANOMALY

RARE EARTH (LANTHANUM) GEOCHEMICAL ANOMALY

International KRL Resources Corp.

NOR PROPERTY

NOR DRILL TARGETS OVERLAIN ON GEOLOGY INTERPRETATION (See Figure 10-1)

(Peter T. George, P.Geo, 2005)

Figure 10 - 2

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 10 - 4

Peter T. George, P.Geo., Consulting Geologist

11.0 RECOMMENDATIONS

The author has concluded that the NOR Property warrants a 15,000 metre drilling program to assess the potential for a large Olympic Dam-type ore body at depths of up to 1500 metres below surface along the 8km trend of the NOR ridge. The author recommends that the initial program should be comprised of 8 parallel drill sections at right angles to the trend of the NOR ridge along its 8km strike length. Each drill section will be comprised of 4 to 6 holes for a total of 1,800 to 2,100 metres per section. The objective of the drilling will be to determine the extent of the NOR HDBX along an 8km strike length and to evaluate mineralization that may be associated with soil geochemical anomalies.

The first drill section (see Figure 10-2) should be drilled at the north end of NOR ridge (centred at UTM 483 250E, 7 348 750N) where a 1 kilometre square copper geochemical anomaly is underlain by NOR HDBX that outcrops on surface. The second drill section should be drilled in the central part of the NOR ridge (centred at UTM 483 250E, 7 347 250N) where the NOR HDBX is geophysically inferred to occur beneath a thin cover of Proterozoic metasedimentary rocks with a coincident significant gold geochemical anomaly that occurs near the north end of and coincident with an area of uranium-lanthanum geochemical anomalies that occurs in the central to south part of the property. The third and fourth drill sections should be drilled in the south sector of the NOR ridge (centred at UTM 485 750E, 7 345 250N and UTM 485 750E, 7 343 000N respectively) to evaluate uranium soil geochemical anomalies with coincident rare earth geochemical anomalies.

The initial four sections will provide information relating to geological and mineralogical variations in the NOR HDBX along a strike length of 6 km as well as providing the basis for laying out the locations of the remaining four drill sections proposed for the balance of the 2006 drill program.

Each section should have one centrally located deep hole up to 1500 metres with two or three shorter holes on either side of the central hole.

The drill program will have to be flexible and closely monitored to ensure that all geological data is fully acquired and that a breakdown of significant lithological units is determined as early as possible in the program.

A QAQC program will have to be set up and monitored to ensure that data quality is to industry standards.

Two drills will be required to complete the program before the end of October 2006. Both drills should work on the same drill section until it is completed as it will simplify logistics and reduce costs.

Mobilization of equipment and supplies should be in two phases; (1) a winter haul using a leased dozer (to stay at the property for the duration of the drilling program) to bring in two environmentally friendly 1000 gallon fuel tanks, lumber supplies for camp set-up, and whatever bulk camp supplies can also be transported in a single trip, and (2) a spring (May) helicopter supported mobilization of all additional supplies at the time of camp construction. During the drill program, camp support and supply will be by helicopter from Eagle Plains.

The camp should be sized for a minimum full-time population of 18 people and include accommodations, cookery, dry (showers, toilets, sinks, septic holding system), animal proof garbage containers, office, core logging, sampling, and storage, power (minimum 15Kw) and camp water facilities.

The following is the proposed program:
1)	Winter Mobilization (tractor train):

	a)	Acquire all permits required for mobilization, camp and program.

	b)	Mobilize two environmentally friendly 1000-gallon fuel tanks, lumber supplies for camp set-up, and whatever bulk camp supplies can also be transported in a single trip using a leased dozer that will remain at the site for the duration of the drill program.

2)	Spring Mobilization (helicopter):

	a)	Deliver all equipment (camp, drill, etc) to Eagle Plains prior to spring break-up before weight limits are imposed on the Dempster Highway.

	b)	Contract for a Hughes 500D for the duration of the summer field season and have it mobilized to Eagle Plains along with a camp set-up crew to have the camp constructed and ready for operation by June 1.

	c)	Mobilize the geological, drilling and camp support crew to the site on June 1.

	d)	Satellite phone and internet connection, computers and software should be included in the camp logistical support inventory.

NOR Property Evaluation, December 2005
Page 11 - 1

Peter T. George, P.Geo., Consulting Geologist

3)	June to October Drill Program:

	a)	Two drills should be able to average 60 metres per day per machine therefore a total of 125 days will berequired to complete the proposed 15,000 metre program. Provided there are no serious mechanical orweather-related delays the proposed program should be able to be completed during the June 1 to October 30 period. This should be re-evaluated at the end of July and if necessary a third drill rig could be mobilized toassist in completion of the program

	b)	During the initial stages of the program it is recommended that the Company engage consulting personnel(such as Derek Thorkelson and Julie Hunt, or import one of the Australian Geological Survey scientists such asRoger Skirrow) who are familiar with Olympic Dam and Wernecke Breccia-type mineralization to assist thesite geologists in establishing a suitable lithological classification for logging the drill core, plus makingrecommendations relating to specific sampling and analytical techniques that might provide useful (possiblysomewhat academic) information regarding genesis of the NOR HDBX.

The estimated budget for the program has been prepared with significant input from the Company whose personal haveoperated in the area for a number of recent field seasons and are familiar with local costs.

1) Winter Mobilization (tractor trains and air support):

a) Permits, etc	$ 10,000

b) Camp Lumber and Hardware Supplies	$ 10,000

c) Initial Fuel (9,000 litres diesel) @ 1.50/l FOB Eagle Plains $ 180,000

d) D6 plus rental/purchase of fuel sleds and other sleds $	$100,000	$ 300,000

2) Spring Mobilization (helicopter):

a) Purchase and deliver all camp supplies to Eagle Plains	$ 200,000

b) Contract Hughes 500D for season (500 hrs@1000)	$ 500,000	$ 700,000

3) May to October Drill Program:

a) Camp set-up (complete and ready by June 1)	$ 30,000

b) Drilling contractor, 2 drills for 15,000m @ $70/m	$ 1,050,000

c) Assays 7500 @ $25	$ 187,500

d) Sample shipment (15,000 lbs)	$ 45,000

e) Camp logistics, supplies (18 people @$540/d, 6 mo)	$ 97,500

f) Estimated Fuel Costs (diesel, Jet B, propane)	$ 140,000

g) Personnel (6 month season)

I) Consulting geologists (supervisory & academic)	$ 50,000

Ii) 3 geologists (rotating)	$ 125,000

iii) 3 samplers (rotating)	$ 55,000

iv) 1 cook/medic (rotating)	$ 50,000

v) 1 camp maintenance	$ 25,000

vi) dozer operator	$ 40,000

vii) 10 drillers (drillers cost)

h) Travel Expenses (to from Yukon and for breaks)	$ 100,000	$ 1,995,000

SUBTOTAL		$ 2,995,000

CONTINGENCY (approximately 10%)		$ 305,000

TOTAL ESTIMATED 2003 EXPLORATION BUDGET		$ 3,300,000

Peter T. George, P.Geo., Consulting Geologist

12.0 SOURCES OF INFORMATION

Caulfield, D. A., 1994, Geological Report on the DIIKEE 1-20 Claims, Richardson Mountains, Dawson Mining District, NTS 106L/3,6, unpublished technical report prepared for the Monster Joint Venture 13p., Yukon Assessment File #093199.

Geoscience Australia, Gawler Craton Project; See website at www.ga.gov.au/rural/projects/gawler.jsp.

Gordey, S.P and Makepeace, A.J., 2003, Yukon Digital Geology, Open file 2003-9D, Yukon Geological Survey.. International KRL Resources Files, progress reports on summer 2005 exploration program. Pratt, W. R. and Sims, P. K., 1990, The Midcontinent of the United States – Permissive Terrane for an Olympic Dam-Type Deposit; U.S. Geological Survey Bulletin 1932, 81p.

Power, M., 2005, Report on Induced Polarization and Gravity Surveys for International KRL Resources Corp., NOR Property, unpublished technical report by Aurora Geosciences Ltd., October 2005.

Reynolds, L., 2000, Geology of the Olympic Dam Copper-Uranium-Gold-Rare Earth Element Deposit, in Porter, T. M. editor, Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective: Australian Mineral Foundation, Adelaide, pp. 93-104.

Roberts, D. K. and Hudson, G. R T., 1983, The Olympic Dam Copper-Uranium-Gold Deposit, Roxby Downs, South Australia; Economic Geology, v.78, pp. 799-822.

Robertson, K., 2005, Preparation of digital aeromagnetic maps, total field and first vertical derivative, from McPhar airborne data; unpublished technical maps for International KRL Resources Corp., June 2005.

Sanguinetti, M. H., 1978 to 1980, Unpublished Technical Reports for Getty Minerals Limited by Cordilleran Engineering, relating to exploration programs completed on the NOR Project. These reports are available in the assessment work files of the Yukon government library in Whitehorse.

Skirrow, R. G., 2005, Personal communications; Gawler Project Leader, Minerals Division, Geoscience Australia. Terry, M. 2005, Geological Map of the NOR Property for International KRL Resources Corp., unpublished geological map, no report, dated October 2005.

Thorkelson, D.J., et al 2001, Early Proterozoic Magmatism in Yukon, Canada; Constraints on the Evolution of Northwestern Laurentia; Canadian Journal of Earth Sciences, v. 38, pp. 1494-1479.

WMC Resources Ltd., See website at www.wmc.com.
NOR Property Evaluation, December 2005
Page 12 - 1

Peter T. George, P.Geo., Consulting Geologist

13.0 CERTIFICATE

I, Peter T. George of 120 East Avenue South, Hamilton, Ontario, Canada, L8N 2T7, Canada, hereby certify that:

1.	I am a self-employed consulting geologist.

2.	I am a graduate of Queen’s University, Kingston, Ontario with an Honours Bachelor of Science (1964) degree in geology and I completed two years of graduate study in geology at Queen’s University (1964-66).

3.	I am a Fellow of the Geological Association of Canada and Member of the Association of Professional Geologists of Ontario (Member #620).

4.	I have worked as a geologist for 40 years, with continuous experience as a geologist in the mining industry.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am fully responsible of all sections of the technical report titled “EVALUATION REPORT, NOR PROPERTY, RICHARDSON MOUNTAINS AREA, DAWSON MINING DISTRICT, YUKON, CANADA, FOR

INTERNATIONAL KRL RESOURCES CORP.”, dated November 25, 2005 (the “Technical Report”). I visited the NOR property for 2 days on August 9 and 10, 2005 and spent 3 days during the period June 20 to 23 and August 3 to 4, 2005 in the Vancouver offices of International KRL Resources Corp. acquiring and reviewing relevant technical data and having discussion with management of the Company.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Preliminary Technical Report that is not reflected in the report, the omission to disclose which makes the report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Evaluation Report covers the appropriate technical matter required by NI 43-101.

11.	I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 8th Day of December, 2005 Original Signed by Peter T. George
Original sealed by

Signature of Qualified Person	Peter T. George, P. Geo., Ontario #620

Peter T. George, P. Geo. Print name of Qualified Person
NOR Property Evaluation, December 2005
Page 13 - 1